Exhibit 99.2

Execution Version

SUBSCRIPTION AGREEMENT

AMONG

QATAR INVESTMENT AUTHORITY

AND

BROOKFIELD PROPERTY L.P.

AND

BROOKFIELD PROPERTY PARTNERS L.P.

December 4, 2014

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made effective the 4th day of December, 2014 among:

QATAR INVESTMENT AUTHORITY, an independent arm of the Qatari government established by State of Qatar Emiri Decision No (22) of 2005 (the “Purchaser”)

— and —

BROOKFIELD PROPERTY L.P., a Bermuda exempted limited partnership with registration number 47286 (the “Property Partnership”)

— and —

BROOKFIELD PROPERTY PARTNERS L.P., a Bermuda exempted limited partnership with registration number 47277 (“BPY”)

WHEREAS:

I.                                        The Purchaser has agreed to subscribe for and purchase, and the Property Partnership has agreed to issue and sell to the Purchaser, an aggregate of $1,800,000,000 (the “Subscription Amount”) of Class A Preferred Limited Partnership Units to be issued in three series at a price per Preferred Unit equal to $25.00 having the rights, privileges, restrictions and conditions set forth in the Second Amended and Restated Limited Partnership Agreement for the Property Partnership (the “LPA”), as amended by the First Amendment (the “LPA Amendment”) to the LPA (as so amended, the “Amended LPA”) made as of the date hereof by Brookfield Property Partners Limited (the “General Partner”), in its capacity as the general partner of BPY.

II.                                   The Class A Preferred Limited Partnership Units (“Preferred Units”) will be convertible into non-voting limited partnership units of BPY (“BPY Units”).

III.                              The Property Partnership intends to use the Subscription Amount to fund an increase in its interest in Songbird Estates plc. and Canary Wharf plc., redeem outstanding preferred shares of Subsidiaries of the Property Partnership, repay debt and for other general corporate purposes.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

ARTICLE 1
THE SUBSCRIPTION

1.1                               Subscription

(a)                                 Subject to the terms contained in this subscription agreement (this “Agreement”), on the date hereof, the Purchaser hereby subscribes for and agrees to purchase from the Property Partnership, and the Property Partnership agrees to issue and sell to the Purchaser, 24,000,000 Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Preferred Units”), 24,000,000 Class A Preferred Limited Partnership Units, Series 2 (“Series 2 Preferred Units”), and 24,000,000 Class A Preferred Limited Partnership Units, Series 3 (“Series 3 Preferred Units” and together with the Series 1 Preferred Units and the Series 2 Preferred Units, the “Purchased Units”) at a price of $25.00 per Purchased Unit, for an aggregate purchase price equal to the Subscription Amount.

(b)                                 At the closing (the “Closing”) of the purchase and sale of the Purchased Units, which shall occur simultaneously with the execution and delivery of this Agreement, the Property Partnership shall deliver to the Purchaser three or more certificates representing 24,000,000 Series 1 Preferred Units, 24,000,000 Series 2 Preferred Units and 24,000,000 Series 3 Preferred Units, respectively, registered in the name of the Purchaser, together with a copy of the register of limited partners of the Property Partnership recording the interest of the Purchaser, duly certified as a true copy by the General Partner, against payment to the Property Partnership by wire transfer, in immediately available funds, of the Subscription Amount in accordance with Sections 4.1 and 4.2. The Closing will occur at the offices of Linklaters LLP, One Silk Street, London, EC2Y 8HQ, United Kingdom, on the Closing Date at 11:00 AM London time, or such other time on the Closing Date as may be agreed by the parties.

1.2                               The Purchaser’s Acknowledgements

The Purchaser acknowledges that:

(a)                                 the Purchased Units and the BPY Units issuable thereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under such Act) unless registered under such Act or an exemption from the registration requirements of such Act is available;

(b)                                 it is not purchasing the Purchased Units or the BPY Units issuable thereunder as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(c)                                  the Property Partnership and BPY have not provided the Purchaser with a prospectus, offering memorandum (each as defined under applicable Canadian securities laws) or any similar offering document in connection with the issue of the Purchased Units, and the Purchaser’s decision to execute this Agreement and to subscribe for and purchase the Purchased Units has not been based on any verbal or written representations as to fact or otherwise made by or on behalf of the Property Partnership or BPY, other than such written representations as are expressly contained in this Agreement and the Purchaser may not receive information that would be contained in a prospectus or offering memorandum;

(d)                                 no domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, the TSX and the NYSE (each, a “Governmental Authority”), has reviewed or passed on the merits of investing in the Purchased Units;

(e)                                  there is no government or other insurance covering the Purchased Units or the BPY Units issuable thereunder;

(f)                                   the Purchased Units will not be listed on any securities exchange;

(g)                                  the BPY Units issuable upon the redemption, exchange and maturity of the Purchased Units will be non-voting except to the extent the holders of BPY Units are entitled to voting rights with respect thereto in accordance with the terms of the limited partnership agreement of BPY (the “BPY Limited Partnership Agreement”); and

(h)                                 there are risks associated with the purchase of the Purchased Units and the BPY Units issuable thereunder.

ARTICLE 2
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

2.1                               The Purchaser’s Representations, Warranties and Covenants

The Purchaser represents, warrants and covenants to the Property Partnership and BPY, and acknowledges that the Property Partnership and BPY are relying thereon, that:

(a)                                 The Purchaser is an independent arm of the Qatari government established by State of Qatar Emiri Decision No (22) of 2005 and has the requisite power and authority to own, lease and operate its properties and to conduct its business.

(b)                                 The Purchaser has all requisite legal and corporate power and authority to execute and deliver this Agreement and the Investor Agreement and to perform its obligations hereunder and thereunder.

(c)                                  The Purchaser has duly authorized, executed and delivered this Agreement and the Investor Agreement, and, upon acceptance by the Property Partnership and BPY of this Agreement and BPY of the Investor Agreement, each of this

Agreement and the Investor Agreement will constitute a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.

(d)                                 The Purchaser is an “accredited investor” as defined in National Instrument 45-106 of the Canadian Securities Administrators and is purchasing the Purchased Units as principal and not for the benefit of any other person. The Purchaser was formed by and is a wholly-owned Subsidiary of Qatar Investment Authority. The Purchaser has not obtained financing for the acquisition of the Purchased Units from any person other than the Qatar Investment Authority or an affiliate of the Qatar Investment Authority and is not acting jointly or in concert with any other person for the purposes of acquiring the Purchased Units.

(e)                                  The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating, negotiating and implementing the transactions contemplated hereby and is able to bear the economic risk of its investment in the Purchased Units (including a complete loss of its investment).

(f)                                   The Purchaser has evaluated the merits and risks of acquiring the Purchased Units on the terms set forth in this Agreement on its own and without reliance upon BPY or the Property Partnership (other than with respect to BPY and the Property Partnership’s express representations and warranties, as applicable, set forth herein). The Purchaser has been given the opportunity to ask questions of, and receive answers from, BPY and the Property Partnership concerning the terms and conditions of acquiring the Purchased Units and other matters pertaining to an investment in the Purchased Units and has been given the opportunity to obtain from BPY and the Property Partnership all information that it deems necessary regarding BPY and the Property Partnership’s business and prospects; provided that the Purchaser has with BPY and the Property Partnership’s consent relied upon the representations and warranties made by BPY and the Property Partnership, respectively, herein and no failure by the Purchaser to make any investigation shall waive, impair or limit in any manner its rights and remedies if such representations and warranties are not true and correct. In entering into this Agreement, the Purchaser has not received, been induced by or relied upon any representations, warranties or statements, whether express or implied, verbal or written, made by or on behalf of BPY, the Property Partnership or any agent, employee or other representative of BPY or the Property Partnership which are not expressly set forth in this Agreement. It is further understood and agreed by the Purchaser that BPY and the Property Partnership are not making any representations or warranties about any information provided (or otherwise made available) to the Purchaser (or any of its representatives or agents) by or on behalf of BPY, the Property Partnership or any of their affiliates unless and to the extent subject to a specific representation or warranty in Sections 3.1 and 3.2 of this Agreement.

(g)                                  The Purchaser was not offered the Purchased Units in the United States, the Purchaser is not a U.S. person, the sale and purchase of the Purchased Units, including the execution of this Agreement was, or is being, or will be, as the case may be, executed, outside of the United States, and the sale and purchase of the Purchased Units is not part of a plan or scheme to evade the registration requirements of the United States Securities Act of 1933, as amended. For purposes of this paragraph (g), “United States” and “U.S. person” have the meanings ascribed thereto in Regulation S under such Act.

(h)                                 The Purchaser is established in Qatar and is purchasing the Purchased Units in compliance with all applicable securities laws of Qatar, and the issuance of the Purchased Units to the Purchaser (i) does not require the registration of the Purchased Units or the preparation, filing or delivery of a prospectus, offering memorandum or any similar offering document with respect to the Purchased Units under the laws of Qatar; and (ii) will not cause BPY, the Property Partnership or any of their respective officers or directors (or the equivalent) to become subject to any continuous disclosure or similar reporting requirements under the laws of Qatar.

(i)                                     With the exception of the Purchased Units, the Purchaser and its affiliates do not collectively beneficially own, or have any option or other right to acquire, in the aggregate, 5% or more of securities of BPY or the Property Partnership. The Purchaser and its affiliates, do not collectively, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, have an economic interest in, in the aggregate, 5% or more of securities of BPY or the Property Partnership as a result of any cash-settled total return swap transaction or any other swap, other derivative or “synthetic” ownership arrangement.

(j)                                    The Purchaser is purchasing the Purchased Units for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution.

(k)                                 No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Authority or other person is required for the execution, delivery or performance of this Agreement or the Investor Agreement by the Purchaser or for the completion of the transactions contemplated hereby or thereby.

(l)                                     Neither the entering into, delivery or performance of this Agreement or the Investor Agreement nor the completion of the transactions contemplated hereby or thereby by the Purchaser will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or by-laws of the Purchaser; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of the Purchaser pursuant to any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the assets of the Purchaser is subject, or

(iii) result in the violation of any law applicable to the Purchaser or any law respecting money-laundering, corruption or terrorism applicable to the Property Partnership, BPY or Brookfield, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby on the Closing Date.

(m)                             There is no person acting on the Purchaser’s behalf in connection with the transactions contemplated herein that is entitled to any brokerage or finder’s fee that is to be paid by BPY or the Property Partnership.

(n)                                 The Purchaser has and will have at the Closing, available funds sufficient to pay the Subscription Amount for the Purchased Units as required pursuant to this Agreement.

2.2                               Survival

No investigations made by or on behalf of the Property Partnership or BPY at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Purchaser herein or pursuant hereto.

The covenants, representations and warranties of the Purchaser contained in this Agreement shall survive Closing and shall continue in full force and effect for the benefit of BPY and the Property Partnership.

Notwithstanding the foregoing, BPY and the Property Partnership shall not be entitled to bring any action or assert any claim based on any inaccuracy or incorrectness in, or any breach of, any of the representations and warranties of the Purchaser, whether contained in this Article 2 or otherwise made in this Agreement (other than those contained in Sections 2.1(a), 2.1(b), 2.1(c), 2.1(k), 2.1(l) and 2.1(m), which shall survive indefinitely) after the expiration of the one-year period commencing on the Closing Date unless, prior to the expiration of that one-year period, written notice of that claim setting forth the details thereof shall have been delivered by BPY or the Property Partnership to the Purchaser.

BPY and the Property Partnership agree and acknowledge that, except as set forth in this Agreement, neither the Purchaser nor any other persons on behalf of the Purchaser makes any representation or warranty, express or implied, at law or in equity, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF BPY AND THE PROPERTY PARTNERSHIP

3.1                               The Property Partnership’s Representations, Warranties and Covenants

The Property Partnership represents, warrants and covenants to the Purchaser, and acknowledges that the Purchaser is relying thereon, that:

(a)                                 The Property Partnership is an exempted limited partnership duly organized and validly existing under the laws of Bermuda and has the requisite power and authority to own, lease and operate its properties and to conduct its business.

(b)                                 The Property Partnership has all requisite power and authority to execute and deliver this Agreement and the LPA Amendment and to perform its obligations hereunder and thereunder, including the execution and delivery of the LPA Amendment and the creation, issuance and delivery to the Purchaser of the Purchased Units.

(c)                                  The Property Partnership has duly authorized, executed and delivered this Agreement, and, upon acceptance by the Purchaser and BPY, this Agreement will constitute a valid and binding agreement of the Property Partnership, enforceable against the Property Partnership in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.

(d)                                 As of the date hereof, the Property Partnership is authorized to issue an unlimited number of redemption-exchange units (“Redemption-Exchange Units”), an unlimited number of managing general partner units (“Managing General Partner Units”), and an unlimited number of special limited partner units (“Special Limited Partner Units”). As of November 28, 2014, there are 432,649,105 Redemption-Exchange Units, 245,340,942 Managing General Partner Units and 4,759,997 Special Limited Partner Units issued and outstanding. There are no securities convertible into, or exchangeable or exercisable for Redemption-Exchange Units, Managing General Partner Units or Special Limited Partner Units, or other rights to acquire Redemption-Exchange Units, Managing General Partner Units or Special Limited Partner Units. There are no contractual obligations of the Property Partnership to repurchase, redeem or otherwise acquire any outstanding securities or indebtedness of the Property Partnership or any of its Subsidiaries, except as set forth in the Amended LPA, and other than the repayment of any indebtedness of the Property Partnership or any of its Subsidiaries in accordance with the terms thereof.

(e)                                  The Purchased Units have been duly authorized by all necessary action on the part of the Property Partnership and, when issued and delivered by the Property Partnership pursuant to this Agreement and the Amended LPA, will be validly issued as fully paid and non-assessable Preferred Units. The issuance of the Purchased Units is not subject to any pre-emptive right, right of first refusal or similar right.

(f)                                   No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Authority is required for the execution, delivery or performance of this Agreement by the Property Partnership or for the completion of the transactions contemplated hereby, including the issuance and sale of the Purchased Units, other than the consent and listing approval of the TSX and the NYSE in respect of the BPY Units issuable upon exchange, redemption or maturity of the Purchased Units, which consent and listing approval has been conditionally obtained subject to satisfaction of the usual conditions imposed by the TSX and NYSE.

(g)                                  Subject to the matters referred to in Section 3.1(f) above, neither the entering into, delivery or performance of this Agreement nor the completion of the transactions contemplated hereby by the Property Partnership will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents of the Property Partnership; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of the Property Partnership or any of its Subsidiaries pursuant to any agreement or other instrument to which the Property Partnership or any of its Subsidiaries is a party or by which the Property Partnership or any of its Subsidiaries is bound or to which any of the assets of the Property Partnership or any of its Subsidiaries is subject, or (iii) result in the violation of any law applicable to the Property Partnership or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a Material Adverse Effect.

(h)                                 None of the Property Partnership, any of its affiliates or any other person acting on its or their behalf has engaged in directed selling efforts within the meaning of Regulation S of the United States Securities Act of 1933, as amended.

(i)                                     The Property Partnership is not and, after giving effect to the offer and sale of the Purchased Units and the application of the proceeds thereof as described herein, will not be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the United States Securities and Exchange Commission thereunder.

(j)                                    Assuming the accuracy of the Purchaser’s representations and warranties contained in Section 2.1, no registration under the U.S. Securities Act of 1933, as amended, of the Purchased Units is required for the offer and sale of the Purchased Units by the Property Partnership to the Purchaser.

(k)                                 There is no person acting on the Property Partnership’s behalf in connection with the transactions contemplated herein that is entitled to any brokerage or finder’s fee that is to be paid by the Purchaser.

3.2                               BPY and the Property Partnership’s Representations, Warranties and Covenants

BPY and the Property Partnership represent, warrant and covenant to the Purchaser, and acknowledge that the Purchaser is relying thereon, that:

(a)                                 BPY is an exempted limited partnership duly organized and validly existing under the laws of Bermuda and has the requisite power and authority to own, lease and operate its properties and to conduct its business.

(b)                                 BPY has all requisite power and authority to execute and deliver this Agreement and the Investor Agreement and to perform its obligations hereunder and thereunder, including the issuance and delivery of BPY Units issuable upon exchange, redemption or maturity of the Purchased Units.

(c)                                  BPY has duly authorized, executed and delivered this Agreement and the Investor Agreement, and, upon acceptance by the Purchaser and the Property Partnership of this Agreement and by the Purchaser of the Investor Agreement, each of this Agreement and the Investor Agreement will constitute a valid and binding agreement of BPY, enforceable against BPY in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.

(d)                                 As of the date hereof, BPY is authorized to issue an unlimited number of BPY Units and an unlimited number of general partner units of BPY. As of November 28, 2014, there are 245,202,067 BPY Units issued and outstanding, and 138,875 general partner units of BPY issued and outstanding, and since November 28, 2014, no BPY Units or general partner units have been issued or become issuable other than pursuant to the exchange of exchangeable limited partnership units of Brookfield Office Property Exchange LP (“BOP Exchange LP Units”), which are exchangeable for BPY Units on a one-for-one basis and of which 48,125,981  are issued and outstanding on November 28, 2014. There are no securities convertible into, or exchangeable or exercisable for, or other rights to acquire from BPY, BPY Units or general partner units of BPY other than the (i) Redemption-Exchange Units and (ii) BOP Exchange LP Units.  There are no other contractual obligations of BPY to repurchase, redeem or otherwise acquire any outstanding securities or indebtedness of BPY other than the repayment of any indebtedness of BPY or any of its Subsidiaries in accordance with the terms thereof.

(e)                                  The BPY Units issuable upon exchange, redemption or maturity of the Purchased Units have been duly authorized by all necessary action on the part of BPY and, when issued and delivered by BPY pursuant to this Agreement, will be validly issued as fully paid and non-assessable BPY Units, and subject to applicable securities laws and restrictions set out in the Investor Agreement, will be listed on the TSX and NYSE and be freely transferable. The issuance of the BPY Units issuable upon exchange, redemption or maturity of the Purchased Units is not subject to any pre-emptive right, right of first refusal or similar right.

(f)                                   BPY and its Subsidiaries are and have been in compliance with, and conduct their businesses in conformity with, all applicable laws, except where the failure to be in compliance or conformity would not result in a Material Adverse Effect.

(g)                                  BPY is not in default under applicable securities laws, and is in compliance with its timely disclosure obligations under applicable securities laws and the requirements of the TSX and the NYSE.

(h)                                 BPY has, in accordance with applicable laws, filed with securities regulatory authorities, the TSX and the NYSE, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock-based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with securities regulatory authorities, the TSX or the NYSE, as applicable, since March 15, 2013 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Public Disclosure Documents”). The Public Disclosure Documents (i) at the time filed did not, and (ii) as of the date hereof (taken as a whole after giving effect to all filings made after the time of filing and prior to the date hereof) do not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. BPY has not filed any confidential material change report with any of the securities regulatory authorities, the TSX, the NYSE or any other self-regulatory authority that remains confidential.

(i)                                     No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the BPY Units has been issued or made by the U.S. Securities and Exchange Commission, any securities commission or other securities regulatory authority in each of the provinces and territories of Canada, any other securities commission, stock exchange or other regulatory or administrative authority or other Governmental Authority and no proceedings for that purpose have been instituted or are pending or, to BPY’s knowledge, are contemplated by any such authority. BPY is not on a list of defaulting reporting issuers maintained by any securities commission or other securities regulatory authority in any of the provinces and territories of Canada.

(j)                                    The BPY Units are listed for trading on the TSX and the NYSE and BPY is in compliance in all material respects with all applicable requirements of the TSX and the NYSE.

(k)                                 No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Authority is required for the execution, delivery or performance of this Agreement or the Investor Agreement by BPY or the completion of the transactions contemplated hereby and thereby, including the issuance and sale of the BPY Units issuable upon exchange, redemption or maturity of the Purchased Units, other than the consent and listing approval of the TSX and the NYSE in respect of the BPY Units issuable upon exchange, redemption or maturity of the Purchased Units, which consent and listing approval has been conditionally obtained subject to satisfaction of the usual conditions imposed by the TSX and NYSE.

(l)                                     Subject to the matters referred to in Section 3.2(k) above, neither the entering into, delivery or performance of this Agreement or the Investor Agreement nor the completion of the transactions contemplated hereby or thereby by BPY will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents of BPY; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of BPY pursuant to any agreement or other instrument to which BPY is a party or by which BPY is bound or to which any of the assets of BPY is subject, or (iii) result in the violation of any law applicable to BPY, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a Material Adverse Effect.

(m)                             None of BPY, any of its affiliates or any other person acting on its or their behalf has engaged in directed selling efforts within the meaning of Regulation S of the United States Securities Act of 1933, as amended.

(n)                                 The financial statements contained in the Public Disclosure Documents present fairly, in all material respects, the consolidated financial position, results of operation and cash flows of BPY as of the dates and for the periods covered thereby, as applicable, and have been prepared in accordance with IFRS in each case consistently applied and in accordance in all material respects with applicable securities laws. None of BPY or its Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the financial statements contained in the Public Disclosure Documents, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, (ii) which have been publicly disclosed by BPY, or (iii) which would not reasonably be expected to have a Material Adverse Effect.

(o)                                 Except as disclosed in the Public Disclosure Documents, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which BPY or any of its Subsidiaries is or may be a party or to which any property of BPY or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to BPY or any of its Subsidiaries, would or would reasonably be expected to have a Material Adverse Effect, and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of BPY, contemplated by any Governmental Authority or threatened by others.

(p)                                 BPY and its Subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that are intended to provide reasonable assurance that information required to be disclosed by BPY in its annual filings, interim filings or other reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to BPY’s management as appropriate to allow timely decisions regarding required disclosure. BPY and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(q)                                 BPY and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since the date of the most recent balance sheet of BPY publicly disclosed by BPY, BPY’s auditors and its audit committee have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect BPY’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in BPY’s internal control over financial reporting. Except as publicly disclosed by BPY, there are no material weaknesses in BPY’s internal controls.

(r)                                    Neither BPY nor any of its Subsidiaries or the General Partner nor, to the knowledge of BPY, any director, officer, agent, employee or other person associated with or acting on behalf of BPY or any of its Subsidiaries or the General Partner has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, except in each case as would not be material to BPY and its Subsidiaries, taken as a whole; or (v) directly or indirectly, obtained or induced and will not attempt to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or the transactions contemplated hereby or BPY’s or the Property Partnership’s other dealings with Purchaser or its Connected Persons through any violation of law or regulation or (vi) other than in respect of fees payable to professional advisors, has not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder’s fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratification, bribe or kickback, whether described as a consultation fee or otherwise, with the object of obtaining or inducing the procurement of the transactions contemplated hereby or any contract, right, interest, privilege or other obligation or benefit related to the transactions contemplated hereby. As used herein, the term “Connected Persons” means (a) Purchaser’s affiliates; (b) the advisers, agents, representatives and consultants of Purchaser and its affiliates; and (c) the directors, officers, partners and employees of Purchaser, its affiliates and of its and their advisers, agents, representatives and consultants.

(s)                                   The operations of BPY and its Subsidiaries and the General Partner are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which BPY and its Subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or body or any arbitrator involving BPY or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of BPY, threatened.

(t)                                    There is no person acting on BPY’s behalf in connection with the transactions contemplated herein that is entitled to any brokerage or finder’s fee that is to be paid by the Purchaser.

3.3                               Survival

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Property Partnership or BPY herein or pursuant hereto.

The covenants, representations and warranties of the Property Partnership and BPY contained in this Agreement shall survive Closing and shall continue in full force and effect for the benefit of the Purchaser.

Notwithstanding the foregoing, the Purchaser shall not be entitled to bring any action or assert any claim based on any inaccuracy or incorrectness in or breach of any of the representations or warranties of BPY or the Property Partnership, as applicable, whether contained in this Article 3 or otherwise made in this Agreement (other than those contained in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(k), 3.2(a), 3.2(b), 3.2(c), 3.2(d), 3.2(e), 3.2(k), 3.2(l) and 3.2(t) which shall survive indefinitely), after, in the case of Section 3.2(h) only, the expiration of the three-year period commencing on the Closing Date and in the case of all other representations and warranties (other than those that survive indefinitely), the expiration of the one-year period commencing on the Closing Date unless, prior to the expiration of the applicable period, written notice of that claim setting forth the details thereof shall have been delivered by the Purchaser to the Property Partnership or BPY, as applicable.

The Purchaser agrees and acknowledges that, except as set forth in this Agreement, neither the Property Partnership nor BPY nor any other persons on behalf of either the Property Partnership or BPY makes any representation or warranty, express or implied, at law or in equity, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 4
CLOSING

4.1                               Closing Deliveries by the Purchaser

The Purchaser shall deliver or cause to be delivered to the Property Partnership at or prior to the Closing:

(a)                                 the Subscription Amount by wire transfer in accordance with the written wire transfer instructions of the Property Partnership as set out in Schedule A; and

(b)                                 executed copies of the documents listed in Schedule B.

4.2                               Closing Deliveries by the Property Partnership

The Property Partnership shall deliver or cause to be delivered to the Purchaser at or prior to the Closing:

(a)                                 the Purchased Units, delivered in three or more certificates representing 24,000,000 Series 1 Preferred Units, 24,000,000 Series 2 Preferred Units and 24,000,000 Series 3 Preferred Units, respectively, registered in the name of the Purchaser, together with a copy of the register of limited partners of the Property Partnership recording the interest of the Purchaser, duly certified as a true copy by the General Partner, including the Preferred Unit register;

(b)                                 one or more legal opinions addressed to the Purchaser in form and substance satisfactory to the Purchaser and its counsel, acting reasonably, dated the Closing Date, with respect to the following matters:

(i)                                     that General Partner is an exempted company duly incorporated with limited liability in Bermuda under the Companies Act 1981, possesses the capacity to sue and be sued in its own name, and is validly existing and in good standing under the laws of Bermuda;

(ii)                                  that the Property Partnership is a duly organized exempted limited partnership registered in Bermuda under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992 and is validly existing and in good standing under the laws of Bermuda;

(iii)                               that BPY is a duly organized exempted limited partnership registered in Bermuda under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992 and is validly existing and in good standing under the laws of Bermuda;

(iv)                              that BPY, acting by the General Partner, has all requisite power and authority to enter into, execute, deliver, and perform its obligations under this Agreement, the Investor Agreement and the Guarantee and to take all action as may be necessary to complete the transactions contemplated herein and therein, including the issuance of BPY Units issuable upon exchange, redemption or maturity of the Purchased Units as contemplated by this Agreement;

(v)                                 that the Property Partnership, acting by the General Partner (in the General Partner’s capacity as the general partner of BPY and in BPY’s capacity as general partner of the Property Partnership), has all requisite power and authority to enter into, execute, deliver, and perform its obligations under this Agreement and to take all action as may be necessary to complete the transactions contemplated herein, including the issuance of the Purchased Units as contemplated by this Agreement;

(vi)                              that the execution, delivery and performance by BPY, acting by the General Partner, of this Agreement, the Investor Agreement and the Guarantee and the transactions contemplated herein and therein have been duly authorized by all necessary corporate action on the part of the General Partner and all necessary actions required by BPY, including, without limitation, under the BPY Limited Partnership Agreement;

(vii)                           that the execution, delivery and performance by the Property Partnership, acting by the General Partner (in the General Partner’s capacity as the general partner of BPY and in BPY’s capacity as general partner of the Property Partnership), of this Agreement and the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of the General Partner and BPY and all necessary actions by Property Partnership, including, without limitation, required under the Amended LPA;

(viii)                        that this Agreement, the Investor Agreement and the Guarantee have been duly executed by the General Partner on behalf of BPY. Each of this Agreement, the Investor Agreement and the Guarantee constitutes the legal, valid and binding obligations of BPY enforceable against BPY in accordance with its terms;

(ix)                              that this Agreement has been duly executed by the General Partner on behalf the Property Partnership, in the General Partner’s capacity as the general partner of BPY and in BPY’s capacity as general partner of the Property Partnership. This Agreement constitutes the legal, valid and binding obligations of the Property Partnership enforceable against the Property Partnership in accordance with its terms;

(x)                                 that no consent, licence or authorization of, filing with, or other act by or in respect of, or any action by, any Bermuda, United States Federal, State of New York, Canadian Federal or Province of Ontario Governmental Authority is required to be obtained by BPY or the Property Partnership in connection with the execution, delivery or performance by BPY or the Property Partnership of this Agreement or by BPY of the Investor Agreement or the Guarantee or to ensure the legality, validity, admissibility into evidence or enforceability, of this Agreement, the Investor Agreement or the Guarantee other than (i) the consent and listing approval of the TSX and the NYSE in respect of the BPY Units issuable upon exchange, redemption or maturity of the Purchased Units, which consent and listing approval has been conditionally obtained subject to satisfaction of the usual conditions imposed by the TSX and NYSE and (ii) continuous disclosure filings under applicable securities laws;

(xi)                              that the execution, delivery and performance by BPY of this Agreement, the Guarantee, and the Investor Agreement (acting by or through the General Partner) and the transactions contemplated herein and therein do not and will not violate, conflict with or constitute a default under (i) any requirement of any law or any regulation of Bermuda, (ii) the BPY Limited Partnership Agreement, (iii) the General Partner’s Certificate of Incorporation, Memorandum of Association and Bye-Laws or (iv) the General Partner’s board and committee resolutions (collectively, the “Resolutions”);

(xii)                           that the execution, delivery and performance by the Property Partnership of this Agreement (acting by or through the General Partner in the General Partner’s capacity as the general partner of BPY and in BPY’s capacity as general partner of the Property Partnership) and the transactions contemplated herein do not and will not violate, conflict with or constitute a default under (i) any requirement of any law or any regulation of Bermuda, (ii) the LPA and the Amended LPA, (iii) the General Partner’s Certificate of Incorporation, Memorandum of Association and Bye-Laws, (iv) the BPY Limited Partnership Agreement, or (v) the Resolutions;

(xiii)                        that no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against or affecting any of the Property Partnership, BPY or the General Partner;

(xiv)                       that no petition to wind up or dissolve any of the Property Partnership, BPY or the General Partner or application to reorganize its/their affairs pursuant to a scheme of arrangement or application for the appointment of a receiver has been filed with the Supreme Court, and no notice to the Registrar of Companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given in relation to any of the Property Partnership, BPY or the General Partner;

(xv)                          that there are no Bermuda taxes, stamp or documentary taxes, duties or similar charges now due in connection with the execution, delivery, performance or enforcement of this Agreement, the Guarantee or the Investor Agreement or the transactions contemplated herein or therein, including the issuance of BPY Units upon redemption, exchange or maturity of the Purchased Units, or in connection with the admissibility in evidence thereof and none of the Property Partnership, BPY or the General Partner are required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment they may make thereunder;

(xvi)                       that all necessary action pursuant to Bermuda law required to be taken by the Property Partnership in connection with the issue by the Property Partnership of the Purchased Units as contemplated by this Agreement has been taken by or on behalf of the Property Partnership. The Purchased Units, when issued and paid for in accordance with this Agreement, will be validly issued, fully-paid and non-assessable Preferred Units. Any BPY Units issuable upon exchange, redemption or maturity of the Purchased Units, as contemplated by the Subscription Agreement and the Amended LPA, will, when issued, be validly issued, fully-paid and non-assessable BPY Units.

(xvii)                    BPY, acting by the General Partner (in its capacity as the general partner of BPY, in BPY’s capacity as the general partner of the Property Partnership), has all requisite power and authority (including, without limitation, under the LPA and the BPY Limited Partnership Agreement) to enter into, execute and deliver the LPA Amendment;

(xviii)                 BPY and the Property Partnership (acting by the General Partner in its capacity as the general partner of BPY, on BPY’s own behalf, and in BPY’s capacity as the general partner of the Property Partnership) have all requisite power and authority to perform their obligations under the LPA Amendment and to take all actions as may be necessary to complete the transactions contemplated thereby;

(xix)                       the execution and delivery of the LPA Amendment by BPY (acting by or through the General Partner) and performance by BPY and the Property Partnership, acting by the General Partner, as the general partner of BPY, on BPY’s own behalf and on BPY’s capacity as general partner of Property Partnership, of the LPA Amendment and the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of General Partner and by all necessary actions required under the BPY Limited Partnership Agreement on the part of BPY and the LPA on the part of the Property Partnership;

(xx)                          the LPA Amendment has been duly executed by the General Partner on behalf of BPY, on BPY’s own behalf and in BPY’s capacity as the general partner of the Property Partnership.  The LPA Amendment (and, for greater certainty, the LPA as amended by the LPA Amendment) constitutes the legal, valid and binding obligations of the General Partner as the general partner of BPY and of BPY as general partner of Property Partnership and of Property Partnership, enforceable against the General Partner, BPY (in such capacities) and Property Partnership, enforceable against Property Partnership in accordance with its terms;

(xxi)                       no consent, licence or authorization of, filing with, or other act by or in respect of, any governmental authority, regulatory authority or court of Bermuda is required to be obtained by the General Partner, BPY or the Property Partnership in connection with the execution, delivery or performance by the General Partner, BPY or the Property Partnership, as applicable, of the LPA Amendment or to ensure the legality, validity, admissibility into evidence or enforceability, of the LPA Amendment;

(xxii)                    BPY, acting by the General Partner, has all requisite power and authority to enter into, execute and deliver the LPA Amendment and the transactions contemplated thereby do not and will not violate, conflict with or constitute a default under (i) any requirement of any law or any regulation of Bermuda or (ii) the BPY Limited Partnership Agreement, (iii) the LPA or (iv) the General Partner’s Certificate of Incorporation, Memorandum of Association and By-Laws, or (v) the Resolutions;

(xxiii)                 all necessary action pursuant to Bermuda law required to be taken by or on behalf of Property Partnership in connection with amending the LPA by way of the LPA Amendment has been taken by or on behalf of Property Partnership;

(xxiv)                that under the BPY Limited Partnership Agreement, there is no limit to the number of BPY Units BPY may issue;

(xxv)                   that under the Amended LPA, there will be no limit to the number of Preferred Units the Property Partnership may issue;

(xxvi)                that the Property Partnership is not and, after giving effect to the offer and sale of the Purchased Units and the application of the proceeds as contemplated by this Agreement, will not be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the United States Securities and Exchange Commission thereunder; and

(xxvii)             assuming the accuracy of the Purchasers’ representations and warranties contained in Section 2.1, that no registration under the U.S. Securities Act of 1933, as amended, of the Purchased Units is required for the offer and sale of the Purchased Units by the Property Partnership to the Purchaser; and

(c)                                  such other documentation as may be reasonably requested by the Purchaser.

4.3                               Mutual Covenant Regarding Closing

Subject to the terms of this Agreement, the Property Partnership, BPY and the Purchaser shall use their commercially reasonable efforts, on a cooperative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the transaction as soon as practicable.

4.4                               Post-Closing Covenants of the Property Partnership

Within six months following the Closing Date, the Property Partnership shall use its commercially reasonable efforts to make the Purchased Units represented by one or more global units in definitive fully registered form eligible for book-entry settlement, with such notations, legends or endorsements required by law, stock exchange rules, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Property Partnership and the Purchaser).  Such global units will be deposited on behalf of the holders represented thereby with the transfer agent for the Purchased Units (or such other agent) (the “Registrar”), at its New York office as custodian for The Depositary Trust Company (the “Depositary”), and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Property Partnership and countersigned and registered by the Registrar.  The Property Partnership shall execute and cause the Registrar to countersign and deliver any global units that (i) shall be registered in the name of Cede & Co. or other nominee of the Depositary and (ii) shall be delivered by the Registrar to Cede & Co. or pursuant to instructions received from Cede & Co. or held by the registrar as custodian for the Depositary pursuant to an agreement between the Depositary and the Registrar.  The Property Partnership shall make such changes to the Amended LPA necessary to the effect the foregoing.

ARTICLE 5
GENERAL

5.1                               Publicity

The Purchaser, the Property Partnership and BPY agree that no press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the transactions contemplated hereby may be made except: (a) the release by BPY of a press release substantially in the form attached as Schedule C (the “Press Release”), (b) the public filing by BPY of (i) the material change report substantially in the form attached as Schedule C and (ii) this Agreement, (c) with the prior written consent and joint approval of the Purchaser, the Property Partnership and BPY or (d) if required by law or a Governmental Authority, provided that where the Public Statement is required by law or a Governmental Authority, the party required to make the Public Statement will use commercially reasonable efforts to obtain the approval of the other as to the form, nature and extent of the disclosure. Notwithstanding the foregoing, nothing in this Section 5.1 prevents any party from making further or additional public disclosures relating to this Agreement that are consistent with the content of the Press Release.

5.2                               Limitation of Liability

The Purchaser acknowledges that BPY and the Property Partnership are limited partnerships, a limited partner of which is liable for any liabilities or losses of the partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the partnership and such limited partner’s pro rata share of any undistributed income. BPY and the Property Partnership acknowledge that the Purchaser is a limited liability company, a member of which is liable for any liabilities or losses of the company only to the extent of the amount that such member has contributed, or agreed to contribute, to the capital of the company and such member’s pro rata share of any undistributed income.

5.3                               Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Property Partnership:

Brookfield Property L.P.
73 Front Street
Hamilton, HM 12, Bermuda

Fax No.:	441 296 4475
Attention:	Corporate Secretary

To BPY:

Brookfield Property Partners L.P.
73 Front Street
Hamilton, HM 12, Bermuda

Fax No.:	441 296 4475
Attention:	Corporate Secretary

To Qatar Investment Authority

Qatar Investment Authority
Q-Tel Tower
Diplomatic Area Street, West Bay
Doha, Qatar

Attention:	Head, Mergers & Acquisitions Department
Email:	notices.m&a@qatarholding.qa

with a copy to:

General Counsel
Legal Department
Qatar Holding LLC
Q-Tel Tower
Diplomatic Area Street, West Bay
Doha, Qatar
Email: notices.legal@qatarholding.qa

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

5.4                               Definitions

In this Agreement (including the recitals hereto), unless there is something in the subject matter or context inconsistent therewith:

(a)                                 “affiliate” means, with respect to any person or entity, any other person or entity which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person or entity, whether through the ownership of voting securities, by contract or otherwise.

(b)                                 “Agreement” has the meaning given to such term in Section 1.1(a).

(c)                                  “Amended LPA” has the meaning given to such term in the recitals to this Agreement.

(d)                                 “BPY” has the meaning given to such term in the recitals to this Agreement.

(e)                                  “BPY Limited Partnership Agreement” has the meaning given to such term in Section 1.2(g).

(f)                                   “BPY Units” has the meaning given to such term in the recitals to this Agreement.

(g)                                  “Brookfield” has the meaning given to such term in the recitals to this Agreement.

(h)                                 “Business Day” means every day except a Saturday or Sunday or a day that is a statutory or civic holiday in Bermuda, the Province of Ontario or the State of New York.

(i)                                     “Closing” has the meaning given to such term in Section 1.1(b).

(j)                                    “Closing Date” means December 4, 2014.

(k)                                 “General Partner” has the meaning given to such term in the recitals to this Agreement.

(l)                                     “Governmental Authority” has the meaning given to such term in Section 1.2(d).

(m)                             “Guarantee” means the guarantee agreement to be entered into between BPY and the Purchaser.

(n)                                 “ICC” has the meaning given to such term in Section 5.11.

(o)                                 “IFRS” means International Financial Reporting Standards.

(p)                                 “Investor Agreement” means the investor agreement to be entered into between BPY and the Purchaser.

(q)                                 “LPA” has the meaning given to such term in the recitals to this Agreement.

(r)                                    “LPA Amendment” has the meaning given to such term in the recitals to this Agreement.

(s)                                   “Managing General Partner Units” has the meaning given to such term in Section 3.1(d).

(t)                                    “Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate is, or would reasonably be expected to be, materially adverse to the (A) business, operations, capital, condition (financial or otherwise), properties or assets of BPY, the Property Partnership and their respective subsidiaries, taken as a whole or (B) the ability of either of BPY or the Property Partnership, as applicable, to consummate the transactions contemplated hereby on the Closing Date.

(u)                                 “Money Laundering Laws” has the meaning given to such term in Section 3.2(s).

(v)                                 “NYSE” means the New York Stock Exchange.

(w)                               “Preferred Units” has the meaning given to such term in the recitals to this Agreement.

(x)                                 “Press Release” has the meaning given to such term in Section 5.1.

(y)                                 “Property Partnership” has the meaning given to such term in the recitals to this Agreement.

(z)                                  “Public Disclosure Documents” has the meaning given to such term in Section 3.2(h).

(aa)                          “Public Statement” has the meaning given to such term in Section 5.1.

(bb)                          “Purchased Units” has the meaning given to such term in Section 1.1(a).

(cc)                            “Purchaser” has the meaning given to such term in the recitals to this Agreement.

(dd)                          “Redemption-Exchange Units” has the meaning given to such term in Section 3.1(d).

(ee)                            “Resolutions” has the meaning given to such term in Section 4.2 (xi).

(ff)                              “Rules” has the meaning given to such term in Section 5.11.

(gg)                            “Series 1 Preferred Units” has the meaning given to such term in Section 1.1(a).

(hh)                          “Series 2 Preferred Units” has the meaning given to such term in Section 1.1(a).

(ii)                                  “Series 3 Preferred Units” has the meaning given to such term in Section 1.1(a).

(jj)                                “Special Limited Partner Units” has the meaning given to such term in Section 3.1(d).

(kk)                          “Subscription Amount” has the meaning given to such term in the recitals to this Agreement.

(ll)                                  “Subsidiary” means, with respect to any person, (i) any other person that is directly or indirectly controlled by such person, (ii) any trust in which such Person holds all of the beneficial interests, or (iii) any partnership, limited liability company or similar entity in which such person holds all of the interests other than the interests of any general partner, managing member or similar person.

(mm)                  “TSX” means the Toronto Stock Exchange.

5.5                               Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)                                 the words “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule, and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;

(b)                                 each reference to “days” in this Agreement means calendar days unless the term “Business Day” or “trading days” is used. Each reference to a time of day in this Agreement means that time in New York, New York, unless otherwise specified.  In computation of periods of time in this Agreement from a specified date to a later specified date, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”;

(c)                                  the term “person” is to be broadly interpreted and includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Authority or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;

(d)                                 the words “include”, “including” and similar expressions mean “including but not limited to”;

(e)                                  the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms;

(f)                                   except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of law or governmental consent shall be deemed to refer to such statute, requirement of law or governmental consent as the same may be amended, supplemented or otherwise modified from time to time;

(g)                                  except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):

(i)                                     includes all schedules, exhibits, annexes or other attachments thereto; and

(ii)                                  refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;

(h)                                 each reference in this Agreement to a party shall be deemed to include that party’s successors and permitted assigns;

(i)                                     all dollar amounts referred to in this Agreement are expressed in U.S. dollars and, for greater certainty, “$” means U.S. dollars, unless otherwise indicated;

(j)                                    where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning; and

(k)                                 the headings of Sections, Articles or Schedules will not be considered in interpreting the text of this Agreement.

5.6                               Entire Agreement

This Agreement contains the entire agreement of the parties and supersedes all prior agreements between the parties relating to the subject matter hereof. There are no representations, warranties, covenants or other agreements between the parties relating to the subject matter hereof except as stated or referred to herein.

No amendment to this Agreement will be valid or binding unless set forth in writing and executed by each party hereto. No failure of any party to exercise and no delay by it in exercising any right, power or remedy in connection with this Agreement shall operate as a waiver of that right, nor shall any single or partial exercise of any right preclude any other or further exercise of that right or the exercise of any other right. The rights provided in this Agreement may be exercised as often as necessary, are cumulative and not exclusive of any other rights (whether provided by law or otherwise). Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach. A waiver of any right must be specific and in writing.

5.7                               Assignment

No party may assign its rights or benefits under this Agreement without the prior written consent of the other party. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of BPY, the Property Partnership and the Purchaser and their respective successors and permitted assigns. Notwithstanding the foregoing, the Purchaser shall be entitled to assign its rights under this Agreement without the consent of BPY or the Property Partnership to any affiliates of the Purchaser that agree to be bound by all of the covenants of the Purchaser contained herein and comply with the provisions of this Agreement and deliver to BPY and the Property Partnership a duly executed undertaking to such effect in form and substance satisfactory to BPY and the Property Partnership, acting reasonably, and provided that any such assignment shall not relieve the Purchaser of any of its obligations hereunder and shall not provide subscription rights to such affiliates that are greater in aggregate than those held by the Purchaser. Notwithstanding the foregoing, the Purchaser may not assign this Agreement to an affiliate if (i) such an affiliate is a Canadian resident or U.S. person as defined by the applicable securities laws of Canada and the United States or (ii) such assignment will be executed in the United States or Canada or result in the transfer, purchase or sale of securities, including the Purchased Units or BPY Units, in Canada or the United States.

5.8                               Further Assurances

Each party will, from time to time at the request of the other party, whether on or after Closing, execute and deliver all such further documents and perform or cause to be performed such further acts or things as may be reasonably required to give full effect to, and carry out or better evidence or perfect the intent of, this Agreement.

5.9                               Time

Time is of the essence in this Agreement.

5.10                        Costs

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not any of the transactions contemplated hereby are consummated.

5.11                        Governing Law; Consent to Arbitration

This Agreement shall be governed by and construed in accordance with the laws of Bermuda. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration (the “Rules”) of the International Chamber of Commerce (“ICC”), which Rules are deemed to be incorporated by reference into this clause. The tribunal shall consist of three (3) arbitrators. The Purchaser, on the one hand, and BPY and/or the Property Partnership, as applicable, on the other hand, shall each designate one arbitrator. The third arbitrator shall be designated by the two arbitrators designated by the parties. If either the Purchaser, on the one hand, or BPY or the Property Partnership, as applicable, on the other hand, fails to designate an arbitrator within thirty (30) days after the filing of a dispute with the ICC, such arbitrator shall be appointed in the manner prescribed by the Rules. Any arbitration proceeding conducted pursuant to this Agreement shall take place in New York, New York, being the legal seat of the arbitration, and shall be conducted in English. The decision or award of the arbitrators shall be in writing and shall be final and binding on the parties.

5.12                        Specific Performance

The parties acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security),and the Purchaser, BPY and the Property Partnership agree not to plead sufficiency of damages as a defence in such circumstances.

5.13                        Severance

If any term of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability in that jurisdiction of any other term of this Agreement or the legality, validity or enforceability in other jurisdictions of that or any other provision of this Agreement. The parties shall use all reasonable endeavours to replace any provision held to be illegal, invalid or unenforceable with a legal, valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid provision.

5.14                        Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall constitute one and the same document. A party’s transmission by facsimile or electronic mail of this Agreement duly executed by that party shall constitute effective delivery by that party of an executed copy of this Agreement.

[Remainder of Page Intentionally Left Blank]

Dated as of the date first written above.

QATAR INVESTMENT AUTHORITY

Per:	/s/ Sheikh Abdullah bin Mohammed bin Saud Al-Thani
Name: Sheikh Abdullah bin Mohammed bin Saud Al-Thani
Title: Chief Executive Officer

This Agreement is accepted by the Property Partnership as of the date first written above.

BROOKFIELD PROPERTY L.P., by BROOKFIELD PROPERTY PARTNERS L.P., its general partner, by BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

Per:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

This Agreement is accepted by BPY as of the date first written above.

BROOKFIELD PROPERTY PARTNERS L.P., by BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

Per:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE “A”
WIRE INSTRUCTIONS OF THE PROPERTY PARTNERSHIP

Correspondent Bank Name:	HSBC Bank USA
Correspondent Bank Swift Code:	MRMDUS33
Beneficiary Bank Name:	HSBC Bank Plc
Beneficiary Bank Swift Code:	MIDLGB22
Beneficiary Account Name:	Brookfield Property LP
Beneficiary Account Number:	74863950
Beneficiary Account IBAN:	GB89MIDL40051574863950

SCHEDULE “B”
CLOSING DELIVERABLES

1.                                      Investor Agreement.

2.                                      Guarantee Agreement between Purchaser and Brookfield Property Partners L.P.

3.                                      Receipt of Purchaser to the Property Partnership evidencing its receipt of the Purchased Units.

4.                                      TSX Form 4 — Personal Information Form for the Purchaser.

5.                                      The TSX Undertaking.

SCHEDULE “C”
PRESS RELEASE AND DRAFT MATERIAL CHANGE REPORT